United States securities and exchange commission logo





                          March 2, 2022

       Jeffrey Hackman
       President and Chief Executive Officer
       Comera Life Sciences Holdings, Inc.
       12 Gill Street
       Suite 4650
       Woburn, Massachusetts 01801

                                                        Re: Comera Life
Sciences Holdings, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
3, 2022
                                                            CIK No. 0001907685

       Dear Mr. Hackman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover Page

   1. Please revise the cover page to disclose the expected ownership percentages in the combined company of
OTR's public stockholders, the Sponsor and Comera's existing stockholders if the
business combination is approved and consummated. Please also present the expected
ownership percentages for OTR's public stockholders, the Sponsor and Comera's existing
stockholders if the maximum amount of redemptions of OTR Class
                                                        A common stock occurs.
 Jeffrey Hackman
FirstName  LastNameJeffrey Hackman
Comera Life  Sciences Holdings, Inc.
Comapany
March      NameComera Life Sciences Holdings, Inc.
       2, 2022
March2 2, 2022 Page 2
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FirstName LastName
Questions and Answers about the Business Combination, page 8

2. Please revise your disclosure in this section, where appropriate, as well as your disclosure on pages 125-26 to disclose the material risks to unaffiliated investors presented by taking
         Comera public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
3. Please revise your disclosure in this section to disclose all possible sources and extent of dilution that OTR stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of OTR's public and private warrants,
         Comera's outstanding equity awards that are not converted into shares of Holdco's common stock pursuant to the business combination and the Earn-Out Shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Summary of the Proxy Statement/Prospectus
Comera, page 23

4. Please revise your disclosure in this subsection, as well as on page 10, to reflect your statements elsewhere in the prospectus that Comera is (i) currently pre-clinical and (ii)
         does not have any products approved for sale and has not generated any revenue from product sales.
Registration Rights and Lock-Up Agreement, page 29

5. Please revise your disclosure here and throughout the prospectus, as appropriate, to disclose the number of shares that will be entitled to registration rights.
Engagement Letter between Comera and Maxim Group LLC, page 30

6. Please revise your disclosure here and elsewhere in the prospectus, including in the
         Background of the Business Combination section beginning on page 115, to reflect your disclosure on page 227 that Maxim would receive deferred underwriting fees from its role as an underwriter of OTR's IPO, in addition to the success fee it would receive from
         Comera, if the business combination is consummated.

         Please also revise the prospectus, where appropriate, whether OTR's board considered
         Maxim's potential conflict of interest in evaluating the transaction. Proposal No. 1 -- The Business Combination
The Background of the Business Combination, page 115

7. We note your statement on page 120 that on June 24, 2021, the Chairman of OTR told
         Comera that neither his separate entity nor OTR would participate in a transaction with
 Jeffrey Hackman
FirstName  LastNameJeffrey Hackman
Comera Life  Sciences Holdings, Inc.
Comapany
March      NameComera Life Sciences Holdings, Inc.
       2, 2022
March3 2, 2022 Page 3
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FirstName LastName
         Comera at that time. Please revise your disclosure to clarify why OTR decided not to pursue a transaction with Comera at that time. Please also disclose whether the transaction opportunity was presented to Comera's board of directors at this time.
8. We note your statement on page 120 indicating that Maxim noted that Comera had made commercial progress with its partnerships. Please revise your disclosure to specify what this progress was.
9. Please revise your disclosure in this section to clearly explain the difference between "pre-
         money enterprise value" and "pre-money equity value" the first time those terms are used and explain why Comera's pre-money enterprise value was $7.5 million lower than its pre-
         money equity value.
10. Please revise this section to discuss how OTR's management and board of directors conducted business, scientific and industry due diligence on Comera. To the extent that
         OTR retained third-party experts to conduct scientific due diligence, please (i) identify these experts; (ii) describe the diligence completed by these experts and how this diligence was presented to OTR's board of directors; and (iii) disclose whether these experts were involved in the comparable company analysis.
11. We note your statement on page 124 that the companies in the comparable company analysis had one or more similar operating and financial characteristics as Comera. Please revise your disclosure to specifically describe these characteristics. We further note that each of the comparable companies presented, other than Arsia Therapeutics which was acquired by Eagle Pharmaceuticals, has products in clinical development and that two of the comparable companies appear to have approved products. Given that Comera appears to be preclinical, please revise your disclosure to explain why OTR did not include any preclinical companies in the comparable company analysis and only selected companies that appear to be significantly more advanced in clinical development than Comera.

         Please also revise to explain why OTR included both Arsia Therapeutics and Eagle
         Pharmaceuticals in the analysis given that Arsia was acquired by Eagle over five years ago.
Material U.S. Federal Income Tax Considerations, page 147

12. We note your disclosure that you are unable to opine with respect to the OTR Merger's qualification as a reorganization under Section 368 of the Code. Please revise your disclosure to opine on the material federal tax consequences to investors of the OTR
         Merger. If there is significant doubt about the tax consequences, counsel may issue a
            should    or    more likely than not    opinion to make clear that
the opinion is subject to
         a degree of uncertainty. For guidance, please refer to Staff Legal Bulletin No. 19.
Information About Comera, page 164

13. Your disclosure on page 33 indicates that Comera is party to several in-license agreements
 Jeffrey Hackman
FirstName  LastNameJeffrey Hackman
Comera Life  Sciences Holdings, Inc.
Comapany
March      NameComera Life Sciences Holdings, Inc.
       2, 2022
March4 2, 2022 Page 4
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FirstName LastName
         and your disclosure on page 164 indicates that Comera is a party to "key collaborations with large pharmaceutical companies." Please revise this section, where appropriate, to describe the material terms of Comera's in-license agreements, as well as the terms of any other material license or collaboration agreements, and file the agreements as exhibits to your registration statement. In your descriptions of each agreement, please disclose:

                each parties' rights and obligations under the agreement; quantify all payment made to date;
                the aggregate amount of all potential development, regulatory and commercial milestone payments;
                disclose the amount of option fees for additional targets, if applicable;
                quantify the royalty rate, or a range no greater than 10 percentage points per tier;
                disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;
                disclose the expiration date; and
                describe any termination provisions.
Overview, page 164

14. We note your disclosure that Comera's SQoreTM platform enables Comera to transform essential biologics from IV to SQ forms, optimize current versions of SQ biologics and produce biosimilar versions of existing SQ products. However, your disclosure throughout the prospectus appears to indicate that Comera's products and partnership products are still at the preclinical stage. Please revise your disclosure here and throughout the prospectus, including on page 197 and including your statements that Comera "provide[s] patients and families with the freedom of self-injectable care" to clarify that Comera is a preclinical stage company and does not have any products approved for marketing. Alternatively, please advise.
The Market, page 164

15. Please revise to provide the sources for the statistics provided in the first paragraph of this section, including your statements that the global market for biotherapeutics is expected to grow to approximately $422 billion in 2025 and that biotherapeutics constitute 75% of pharma pipelines.
Industry Challenges, page 165

16. We note your statements that Comera has developed (i) new patent surfactant compounds that can be used as an alternative to polysorbates and (ii) new thermal stabilizers that can be used to protect protein formulations from degradation in storage conditions. Please revise your disclosure to clarify how Comera has demonstrated that its compounds and thermal stabilizers have demonstrated these qualities and whether these compounds and thermal stabilizers are currently used in product candidates or clinically approved products.
 Jeffrey Hackman
FirstName  LastNameJeffrey Hackman
Comera Life  Sciences Holdings, Inc.
Comapany
March      NameComera Life Sciences Holdings, Inc.
       2, 2022
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FirstName LastName
Our Technology Platform, page 166

17. We note your statement that regulatory requirements can potentially be "streamlined."
         Please revise your disclosure to remove any implication that Comera will be successful in commercializing its technology or product candidates in an accelerated manner as such statements are speculative.
18. Please revise your disclosure to provide the source for the claim that Comera has industry-
         leading expertise in biolayer interferometry. To the extent that this statement is based on management's belief, please so state.
OTR Acquisition Corp.
Report of Independent Registered Public Accounting Firm, page F-2

19. The audit report for OTR Acquisition Corp refers to the initial restatement in May 2021 related to the classification of warrants, but does not refer to the subsequent restatement in
         December 2021 related to the classification of shares subject to possible redemption.
         Further, the disclosures in Note 2 discuss the December 2021 restatement but not the May
         2021 restatement. Please revise to ensure consistency between the restatement paragraph provided in the auditor's report and the restatement discussion in your financial statement footnotes.
Notes to Financial Statements - Comera Life Sciences, Inc., page F-31

20. Please include disclosure in your financial statement footnotes that describes the terms of your significant license or collaboration agreements. In this regard, you have disclosed elsewhere in the prospectus that Comera has had service arrangements or collaboration agreements with Bayer, Astellas, KBI Biopharma and Merck KGaA.
2. Basis of Presentation and Significant Accounting Policies
Revenue and Deferred Revenue, page F-34

21. Your revenue recognition policy is generic and not specific to your specific revenue sources. In this regard, we note that your revenues to-date have been generated from research agreements with various partners, which represent formulation development collaborations and product-specific licenses. Please revise to more clearly describe the nature of your revenue-generating contracts, the specific performance obligations under each contract (e.g., license transfer, research & development services, etc.), how the transaction price is determined for each contract and the methods used to recognize revenue.
Cost of Revenue, page F-35

22. We note that you present cost of revenues as well as an associated gross profit on the face of your Statement of Operations. Please specify the types of revenues to which these costs are associated and why it is appropriate to present a gross profit measure for such
 Jeffrey Hackman
Comera Life Sciences Holdings, Inc.
March 2, 2022
Page 6
      revenues. For example, to the extent that you have provided a license to a specific product, technology or know-how to a customer, explain how you determined the cost of revenue related to this license and the associated gross profit. Further, given that license and collaboration agreements can have significantly different terms based on the product or customer, explain why you believe the presentation of a gross profit measure related to these agreements provides meaningful information.
Exhibits

23. Please file the Comera 2021 Stock Option and Grant Plan and the executive officer letters described on pages 195-96 as exhibits to your registration statement.
       You may contact Jeanne Bennett at 202-551-3606 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Hackman
                                                            Division of
Corporation Finance
Comapany NameComera Life Sciences Holdings, Inc.
                                                            Office of Life
Sciences
March 2, 2022 Page 6
cc:       Janeane R. Ferrari, Esq.
FirstName LastName